Exhibit 77(c)

A Special Meeting of Shareholders of Pilgrim VIT Worldwide Growth Fund was held on February 22, 2001

(1) to elect nine (9) new Trustees to hold office until the election and qualification of their successors (For: 5,762,572, Against 30,134); and

(2) to ratify the selection of Ernst & Young LLP as the Fund's independent public accountant (For: 634,371, Against 1,841 ).

The following Trustees were elected at the Special Meeting of Shareholders and are currently Trustees of the Fund: Paul S. Doherty, Alan L. Gosule, Walter H. May, Thomas J. McInerney, Jock Patton, David W.C. Putnam, Blaine E. Rieke, John
G. Turner, and Richard A. Wedemeyer.